UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ITEX CORPORATION

(Name of Subject Company (Issuer))

ITEX CORPORATION

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

465647303

(CUSIP Number of Class of Securities)

Steven White

Chairman and Chief Executive Officer

ITEX Corporation

3326 160th Ave SE, Suite 100

Bellevue, Washington 98008-6418

(425) 463-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Stephen Tollefsen

Tollefsen Business Law PC

2825 Colby Ave. Suite 304

Everett, WA 98201

(425) 353-8883

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,000,000	$348.60

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 750,000 shares of common stock at a price of $4.00 per share in cash.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #1 for fiscal year 2015, and equals $116.20 per $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $348.60

Form or Registration No.: SC TO-I

Filing Party: ITEX Corporation

Date Filed: March 16, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on March 16, 2015 (as amended, the “Schedule TO”) by ITEX Corporation, a Nevada corporation (“ITEX,” the “Company”). The Schedule TO relates to an offer by ITEX to purchase for cash up to 750,000 shares of its common stock, par value $0.01 per share, at a price of $4.00 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated March 16, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

ITEMS 1 THROUGH 9; ITEM 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and Letter of Transmittal, are hereby amended and supplemented as follows:

(1)    The paragraph under the heading “When will ITEX pay for the shares I tender?” on page 6 of the Offer to Purchase is hereby amended and restated as follows:

“We will pay the purchase price, net to you in cash, without interest, for the shares we purchase promptly after the expiration of the tender offer and the acceptance of the shares for payment. See Sections 1 and 5.”

(2)    The first and second paragraphs in the section with the heading “Proration” under “Section 1. Number of Shares; Proration” on page 13 of the Offer to Purchase are hereby amended and restated by a single paragraph as follows:

“Proration.  If proration of tendered shares is required, ITEX will determine the final proration factor and commence payment for any shares purchased pursuant to the tender offer promptly after the expiration date. Subject to adjustment to avoid the purchase of fractional shares, proration for each stockholder tendering shares, other than odd lot holders, shall be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders, other than odd lot holders, subject to conditional tenders. In the event that the Lion Group, LP tenders all or a substantial portion of its 340,840 shares, the proration factor in the tender offer would be substantially impacted. As a result, a more limited number of shares properly tendered by shareholders other than odd lot holders would be purchased. See Section 11.”

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(3)    The first paragraph in the section with the heading “Certain Effects of the Tender Offer” under “Section 2. Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” on page 15 of the Offer to Purchase is hereby amended and restated as follows:

“Certain Effects of the Tender Offer.  Upon the completion of the tender offer, non-tendering stockholders will realize a proportionate increase in their relative ownership interest in ITEX and thus in ITEX’s future earnings and assets, subject to ITEX’s right to issue additional shares of common stock and other equity securities in the future. Although Steven White, our Chief Executive Officer, has indicated his non-binding intention to tender up to 75,000 shares, assuming 750,000 shares are acquired by ITEX in the tender offer and neither Mr. White nor our other major shareholders tender pursuant to the offer, the relative ownership interest and voting power of Steven White would increase from 21.8% to 29.5% (26.0% if he tenders 75,000 shares), the Lion Fund, LP from 11.9% to 16.0%, and the Pagidipati Family, LP from 6.4% to 8.6%. These stockholders will also continue to bear the risks associated with owning the shares, including risks resulting from our use of cash to purchase of shares in the tender offer. Stockholders may be able to sell non-tendered shares in the future in market transactions or otherwise, at a net price higher or lower than the purchase price in the tender offer. However, the shares held by non-tendering stockholders may be affected by the limited trading volume of our shares on the OTC Marketplace. ITEX can give no assurance as to the price at which a stockholder may be able to sell his or her shares in the future, which price may be higher or lower than the purchase price paid in the tender offer.”

(4)    The second sentence in the first paragraph under “Section 4. Withdrawal Rights” on page 21 of the Offer to Purchase is hereby amended and restated as follows:

“Shares tendered pursuant to the tender offer may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by ITEX pursuant to the tender offer, also may be withdrawn at any time after May 8, 2015.”

(5)    The first sentence in the fifth paragraph under “Section 5. Purchase of Shares and Payment of the Purchase Price” on page 22 of the Offer to Purchase is hereby amended and restated as follows:

“In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ITEX Corporation
By:	/s/ Steven White
	Name:	Steven White
	Title:	Chief Executive Officer

Dated: March 27, 2015

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EXHIBIT INDEX

The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. ITEX’s Commission file number is 000-18275.

Exhibit
Number	Description

(a)(1)(i)*	Offer to Purchase, dated March 16, 2015.

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)*	Press release dated March 16, 2015, announcing the commencement of the offer.

(b)	None

(d)(1)	First Amended Stockholder Rights Plan with OTR, Inc. as Rights Agent, dated December 13, 2013 (incorporated by reference to Exhibit 4.1 included with the Company’s current report on Form 8-K filed with the SEC on December 13, 2013).

(d)(2)	ITEX Corporation 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 included with the Company’s current report on Form 8-K filed with the SEC on December 16, 2013).

(d)(3)	Form of Employee Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 included with the Company’s current report on Form 8-K filed with the SEC on December 16, 2013).

(d)(4)	Form of Executive Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 included with the Company’s current report on Form 8-K filed with the SEC on December 16, 2013).

(d)(5)	Change in Control Agreement with Steven White, dated February 28, 2008 (incorporated by reference to Exhibit 10.15 included with the Company’s quarterly report on Form 10-Q filed with the SEC on March 3, 2008).

(d)(6)	Form of Employee Change in Control Agreement (incorporated by reference to Exhibit 10.15 included with the Company’s quarterly report on Form 10-Q filed with the SEC on March 3, 2008).

(d)(7)	Form of Franchisee Stock Purchase Agreement and appendices (Secured Promissory Note, Stock Pledge Agreement, and Voting Agreement) dated as of March 30, 2011 (incorporated by reference to Exhibit 10.10 included with the Company’s quarterly report on Form 10-Q filed with the SEC on March 8, 2012).

(g)	None

(h)	None

 _________________

* Previous filed with Schedule TO on March 16, 2015

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